Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	February 26th, 2004

Drilling Update from the Rio Luna Gold Property in Nicaragua

Dr. Peter M D Bradshaw, P. Eng, President of First Point Minerals Corp. (TSXV: FPX) today provided the following update from the drilling program at the Company’s 100% owned Rio Luna Gold property in Nicaragua.

The first hole in the Rio Luna drilling program has been completed to a final depth of 107 meters in the Balsamo target area, and drilling has commenced on the second hole. Hole 1 was designed to test about 50 vertical meters below and along strike of a surface trench that carries 6.0 grams/tonne (g/t) gold over 5.2 meters. Significant alteration associated with 3 to 7 centimeter-wide veins that locally form quartz-calcite vein stockwork and carry mainly pyrite and trace base metals were noted in the core between 40 and 95 meters down the hole. Core from this hole is currently being cut by diamond saw for analyses. Hole 2 was collared about 100 meters west of hole 1 and at least one additional hole will test the Balsamo target west of hole 2.

Following this test of the Balsamo target, the drill will be shifted to Balsamo East, one of three other target areas to be tested during this first-ever diamond drill program at Rio Luna. Core samples will be sent for analyses as each of the four target areas is tested and the results will be released as they become available. The total drilling in the present program will be approximately 2,000 meters, or roughly, 15 holes.

As previously reported, First Point’s exploration at the Rio Luna property has identified a total of 8.8 kilometers of strike length in several vein systems. The Paraiso vein system, which contains the four targets to be tested in this drill program, has returned values as high as 21.1 g/t gold over 2 meters estimated true width and an average grade of 2.5 g/t gold over 2.6 meters estimated true width from 34 trenches. The El Rodeo system to the north has returned values as high as 15.4 g/t gold over 2.5 meters true width and an average grade of 4.4 g/t over 2.1 meters from 7 trenches. Management believes that the surface trenches are near or above the bonanza grade gold horizon common in epithermal veins and better grades can be anticipated at depths that will be tested by this drilling program.

The Company is pleased to announce that Ran Davidson has been hired full time in the position of Director of Investor Relations, and has been granted 40,000 stock options at an exercise price of $0.33 per share effective Feb.1, 2004 for a period of five years. The stock option grant is subject to the approval by the TSX Venture exchange.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.